Peyton Worley

+1 212 479 6349

pworley@cooley.com

February 23, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Carlos Pacho

Christine Adams

Ivette Leon

Re:                             Tremor Video, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

File No. 001-35982

Ladies and Gentlemen:

On behalf of Tremor Video, Inc. (the “Company”), Cooley LLP is electronically transmitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated February 19, 2016, with respect to Tremor Video’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Comments”).  In this response, the Company is also referred to as “we”, “us” or “our”.  We are also sending the Staff a hard copy of this letter.

Set forth below are the Company’s responses to the Comments.  For your convenience we have incorporated the Comments into this response letter.

Form 10-K for the year ended December 31, 2014

1.                                      You state that the company considers the Tremor Video Network “to be any campaigns purchased on a guaranteed and fully managed basis through insertion orders.”  With respect to agency trading desks transacting directly through the Tremor Video Network, please explain to us why these services are considered to be fully managed.

2.                                      We refer to transactions made by agency trading desks that transact directly through the Tremor Video Network. Please tell us if the transactions benefit from the optimization features that exist for non-programmatic transactions.

3.                                      Please provide us with a more specific and comprehensive discussion of the nature of the guarantees associated with campaigns purchased through agency

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trading desks.  In this regard, we note that you are required to secure the inventory to fulfill the campaign.  Tell us if the pricing for such inventory is fixed with the agency trading desks prior to the inventory being purchased and if you have the potential for realizing a loss on these transactions.

Response to Comments 1 through 3:

The Company respectfully acknowledges the Staff’s comments.   The Company labels purchases by agency trading desks on the Tremor Video Network as “programmatic” because the industry at large, including advertising agencies, generally categorizes any spend transacted through agency trading desks as programmatic.  However, an agency trading desk runs campaigns on the Tremor Video Network on the same terms and in the same manner (through insertion orders (IOs)) as non-programmatic buyers of advertising.  As with other Tremor Video Network campaigns, IO based buying by agency trading desks are guaranteed, fully managed, and utilize the Company’s optimization and targeting technology in delivering the campaign.

Similar to other advertisers, an IO with an agency trading desk sets forth campaign details (including the number of impressions, duration of the campaign), pricing information, and the specific advertiser objective for the campaign.   The campaign is fully managed, with the Company’s team of specialists advising on pre-flight planning, trafficking all ads, monitoring the pacing and delivery of the campaign, and providing ongoing and post-campaign reporting and analysis.  These campaigns are delivered utilizing the Company’s proprietary optimization and targeting technology.

The Company guarantees delivery of the campaign; meaning that the Company is required to secure all inventory to fulfill the campaign objectives of the buyer. For example, the agency trading desk may require that a certain number of advertising impressions be delivered to a specific demographic or geographic location.  In these transactions, the Company is taking inventory and pricing risk.  The Company agrees to deliver campaigns at a fixed price and is taking a pricing risk on the inventory that it is purchasing from publishers to fulfill the campaign.  Moreover, if the Company runs the campaign on any publisher inventory that does not meet the criteria established by the advertiser the Company is required to pay for such inventory even though it cannot ultimately charge the advertiser.  As a result, like any other purchase on the Tremor Video Network, the Company is at risk of realizing a loss on IO based purchases by agency trading desks.

4.                                      We refer to your analysis of internal controls in response to comment 10.  We note that the company has determined that a material weakness in its internal control over financial reporting would have existed for the periods ending March 31, June 30 and September 30, 2015 as a result of its failure to sufficiently analyze and identify the appropriate customer and deliverable in its SSP platform.  Please tell us about the company’s conclusion as of December 31, 2015.

Response:

The Company respectfully acknowledges the Staff’s comment.  If the Company makes a final determination to restate the revenue from the Tremor SSP to a “net” basis compared to a “gross” basis, the Company has determined that a material weakness in its internal control over financial reporting would have also existed for the period ended December 31, 2015  as a result of the Company’s failure to sufficiently analyze and identify the appropriate customer and deliverable in its SSP platform.

* * * * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 479-6349 if you have any questions.

Sincerely,

/s/ Peyton Worley

cc:                                John Rego, Chief Financial Officer, Tremor Video, Inc.

Aaron Saltz, General Counsel, Tremor Video, Inc.